KEMESS SOUTH MINE
LOCATED IN THE PROVINCE OF
BRITISH COLUMBIA, CANADA

TECHNICAL REPORT
ON THE DECEMBER 31, 2007 RESERVES FOR KEMESS SOUTH MINE

PURSUANT TO NATIONAL INSTRUMENT 43-101 OF THE
CANADIAN SECURITIES ADMINISTRATORS

PREPARED FOR
NORTHGATE MINERALS CORPORATION

Gordon Skrecky P.ENG.
Chief Mine Geologist
Kemess South Mine
Northgate Minerals Corporation

Craig Tomlinson P.ENG
Mine Superintendent
Kemess South Mine
Northgate Minerals Corporation

May 9, 2008 (amended May 30, 2008)

-i-

TABLE OF CONTENTS
(continued)

Page

19.1.2 Metallurgical Processes	40
19.1.3 Concentrate Handling	41
19.1.4 Production Forecast	41
19.2 Recoverability	41
19.3 Markets	42
19.4 Contracts	42
19.5 Environmental Considerations	42
19.6 Taxes	43
19.7 Capital and Operating Expenses	43
19.8 Economic Analysis	43
19.9 Payback	45
19.10 Mine Life	45
20. INTERPRETATION AND CONCLUSIONS	45
21. RECOMMENDATIONS	46
22. DATE	46
23. REFERENCES	47
24. CERTIFICATE OF QUALIFIED PERSON	48

Illustrations
FIGURE 1: LOCATION MAP KEMESS PROPERTY	4
FIGURE 2: GENERAL PROPERTY GEOLOGY KEMESS (DIAKOW 2001)	11
FIGURE 3 INFRASTRUCTURE	12
FIGURE 4 GEOLOGY AND PIT DESIGN AT 1095 ELEVATION	13
FIGURE 5 ADJACENT PROPERTIES	23
FIGURE 16.1: HISTORICAL THROUGHPUT AT KEMESS	25
FIGURE 16.2: HISTORICAL RECOVERIES AT KEMESS	25
FIGURE 16.3: HISTORICAL PAY METAL PRODUCTION AT KEMESS	26
FIGURE 6 PIT SLOPE DESIGN ANGLES BY WALL SECTOR	33

List of Tables
TABLE 6.1 HISTORICAL PROPERTY PRODUCTION	9
TABLE 6.2 HISTORICAL MINERAL RESOURCE AND RESERVE ESTIMATES	10
TABLE 9.1 HYPOGENE ALTERATION TYPES	15
TABLE 11.1 SUMMARY OF DRILLING	18
TABLE 17.1 ECONOMIC PARAMETERS SPECIFIC TO THE RESOURCE ESTIMATION	27
TABLE 17.2 MINERAL RESOURCE ESTIMATE	27
TABLE 17.3 MINERAL RESERVES	28
TABLE 17.4: PROJECT LIMITS AND MODEL CELL BLOCK SIZES	28
TABLE 17.5: GEOLOGY UNIT NAMES AND BLOCK MODEL CODES	29
TABLE 17.6: ALTERATION AND BLOCK MODEL CODES	30
TABLE 17.7 SPECIFIC GRAVITY FOR RESERVES	31

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TABLE OF CONTENTS
(continued)

-iii-

1.

Summary

This technical report (the "Report") has been prepared to provide technical information underlying the revised estimates of mineral reserves and mineral resources of the Kemess South porphyry copper-gold deposit as of December 31, 2007.

The deposit is situated in north-central British Columbia approximately 430 kilometers northwest of Prince George. Northgate Minerals Corporation holds a 100% interest in the Kemess South Mine. (Figure 1)

The Kemess South deposit is hosted in a flat lying porphyritic calc-alkaline quartz monzodiorite intrusion. The mineralization occurs in stockworks, veins and disseminations in the groundmass. The main copper bearing minerals are chalcopyrite, chalcocite and bornite. Gold has a close association with chalcopyrite occurring in and about the chalcopyrite grains and also occurs in the form of electrum. The deposit demonstrates the typical forms of hydrothermal alteration of a porphyry system. The deposit is fault bound to the north by an east-west trending structure known to the mine as the "north boundary fault". The deposit overlies an older Upper Triassic "Talka Group" volcanic package and is overlain by younger lower Jurassic Hazelton Group volcanoclastic rocks. (Figure 2)

The Kemess South Mine has been in continuous operation since May 1998. The mine is a conventional shovel and truck open pit operation. A concentrator plant on site produces a copper concentrate, which is shipped to the Horne smelter in Quebec. Payable metals are copper, gold and silver.

The mineral resource model data was derived from core holes. The geotechnical data was derived from core holes drilled into the pit walls. Economic evaluations are based on metallurgical testing, actual operations and annual reconciliations. Operating costs are based on the past experience at the operation. The mineral reserve and resource estimates have been estimated in accordance with the Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") on August 20, 2000.

Mineral Reserve Estimates

Mine	Tonnes	Cu %	Au g/mt	Category
Kemess South	51,840,000	0.17	0.47	Proven
Kemess South	0	0.00	0.00	Probable

Mineral Resource Estimates

Mine	Tonnes	Cu %	Au g/mt	Category
Kemess South	0	0	0	Indicated

The reserve and resource estimates are based on conservative metal values and costs derived from actual mining experience. Current and historical reconciliations of production were used to validate the reserve and resource estimates for the Kemess South Mine pit.

The 2007 year end reconciliation resulted in the reduction of the copper grade by 3% for the remaining hypogene ore in the west pit based on observed trends in the reconciliation. The observed positive tonnage variance (+7%) was analyzed and as it was mostly due to positive grade variations in low grade ore types that make up very little of the remaining reserve in the west pit no further factoring was applied to correct this variance.

It is recommended that the diamond drill model continue to be monitored on a monthly basis and that the grade adjustment factors continue to be checked against the blasthole and mill data on an annual basis.

2.

Introduction

This report was prepared for Northgate Minerals Corporation to enable Kemess South Mines to document the Reserve and Resource status of the mine and to carry out mine planning over the remaining life of the mine.

2.1

Sources of Information

Information and data for the report were obtained from independent consultant reports (listed in References) and Kemess database and internal staff reports.

2.2

Field Involvement of the Qualified Person

Gordon Skrecky P.Eng., Chief Geologist of the Kemess South Mine, has been associated with the operation since June, 2006. Mr. Skrecky works at the site and is responsible for all aspects of the geological work at the minesite, including ore reserve and resource estimation.

Craig Tomlinson P.Eng, Mine Superintendent of the Kemess South Mine, has been associated with the operation since August 2001. Mr Tomlinson works at the site and is responsible for all aspects of the engineering work at the minesite, including mine design and pit optimization.

3.

Reliance on Other Experts

Information has also been drawn from other Kemess staff, Kemess monthly operating statements and Northgate public disclosure, (Northgate, 2008 Annual Report), for non-technical or nonscientific information, such as statements regarding mineral claim tenure (Kemess Property Tenure Summary as of February 15, 2008, E. Gulajec) that are beyond the professional scope of the authors. Some of the assumptions put forth in this report are based on historical mine and mill performance. It is expected, but not guaranteed, the historical performance will continue going forward.

4.

Property Description and Location

The Kemess South Mine, owned and operated by Northgate Minerals Corporation is situated in north-central British Columbia approximately 430 kilometers northwest of Prince George at 57°02' north longitude, 126°47' west latitude on National Topographic Map 94/E2 (Figure 1 and Figure 5). The Kemess property consists of four mining leases (Numbers 354991, 410732, 410741 and 524240), 59 cell and legacy mineral claims (located under the BC Mineral Tenure Act and Mineral Tenure Act Regulation.) and one surveyed surface rights license collectively covering 33,610 ha (88,052 acres). The Kemess South Mining Lease (#354991) is valid until Sept 15, 2027 at which time it may be renewed for another 15 years. Other mining leases are valid until 2022 and 2029 and renewable at that time.

Kemess South Mine has a 50,000 tonne per day mill with associated infrastructure, such as hydro power line, mill, airstrip and tailings facilities as shown in Figure 3 and more fully described in Section 19.

Figure 1: Location Map Kemess Property

WHITEHORSE
YUKON TERRITORY
N.W.T.
60th Parallel
N
FORT NELSON
DEASE LAKE
KEMESS PROPERTY
GALORE CREEK
SLOANE
W.A.C. BENNETT DAM
FORT ST. JOHN
ALBERTA
DAWSON CREEK
STEWART
GRANDE PRAIRE
MACKENZIE
TUMBLER RIDGE
SMITHERS
MT. MILLIGAN
BELL
PORT
PRINCE RUPERT
FORT ST. JAMES
PACIFIC
EQUITY
ENDAKO
PRINCE GEORGE
BRITISH
WILLIAMS LAKE
GIBRALTAR
MT. POLLEY
FISH LAKE
OCEAN
COLUMBIA
BANFF
KAMLOOPS
ISLAND COPPER
VALLEY
AFTON
BRENDA
SIMILCO
VANCOUVER
49th Parallel
U.S.A.
MILES
0 100 200 300
0 100 200 300 400 500
KILOMETRES
LEGEND
Road
Railway
Quesnel Trough
Open Pit Porphyry Mines & Projects

The property hosts two deposits, Kemess South and Kemess North, which are 5.5 km apart The elevation at the Kemess property has a range from 1,300 m to 1,800 m above sea level. The Kemess South deposit is below the local tree line. The Kemess North deposit is in an alpine environment approximately 100m to 150m above the tree line (Figure 3 and Figure 5).

The Kemess South Mine is currently subject to the following:

(i)

British Columbia mineral tax (2% of operating cash flow);

(ii)

Property taxes; and

(iii)

Kemess South Mines Ltd. and Northgate Minerals Corporation are subject to federal capital tax (0.175% of invested capital to be phased out in 2008) and provincial and federal income taxes.

There are currently royalties of 1.6% of gross revenues to Trilon Bancorp Inc. on the Kemess South Mine. There is an additional 2% NSR royalty on the NOR 7 claim, in the southwest corner of the pit, held by the DLC Syndicate I (1985) Exploration Limited Partnership. The latter agreement has an advance royalty of $60,000 CDN annually. Northgate states that there are no royalties or other financial encumbrance against the Kemess North project.

The Kemess South Mine is in compliance in all material respects with applicable provincial and federal environmental requirements. With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures.

As at December 31, 2007 the undiscounted provision for site closure and reclamation costs was $53.1 million. Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as environmental requirements currently established by government agencies may change.

The expected site closure costs used in the determination of this provision total of $53.1 million are expected to be spent between 2008 and 2012 with some expenditures such as monitoring, to be spent in excess of 100 years after the mine closes. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 6.25% and the inflation rate used to estimate future cost was 2.29%.

During 2002, Kemess and the Government of British Columbia amended the reclamation permit such that Kemess agreed to provide additional security installments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009. In 2007, Kemess was not required to provide the CDN$1,000,000 in security installment. At December 31, 2007, Kemess has a security bond of CDN$16,870,000 posted in connection with its reclamation permit for the Kemess South Mine. The amount of the closure bond will be increased on December 31 of each future year until the amount reaches CDN $18.7 million by the end of Kemess South Mine life in 2010.

The Kemess South Mine operates under the following permits:

M96-03 Project Approval Certificate (Issued April 29, 1996)

M206 Approving Work System & Reclamation Program

PE 15335 (Main Effluent Permit) - Tailings Storage Facility & Associated Works, RBC, Mill & Accommodation Site Runoff & Open Pit Water – issued December 8, 1998.

PR14928 Refuse to the Ground/Active Waste Rock Dump – issued July 29, 1997

AR15157 Refuse and Air Contaminants from the Construction Camp – issued September 9, 1997

BCG07761 Special Waste Consignor Identification Number – issued February 18, 1998 Explosives Storage and Use Permits

No. 682 - The main Magazine storage of explosives and detonators – issued January 21, 1998

No. 1168 - Magazine storage for avalanche explosives and detonators – issued February 14, 1997

OTH00123 Gas Permit – issued October 27, 1998, Renewed Annually Boiler operator Certificates

09-12586-99 Radioisotope License

080221125 Radio License – issued March 25, 1997

10943 MoTH Road Use Permit (367.3 km to 435.22 km) Road Use Permits (RUP)

MOF - Issued December 10, 1996

01-7829.01-99 (Finlay Rd)

01-7829.08-99 (Finlay – Osilinka Rd)

01-9147.01-99 (Thutade Forest Service Rd)

01-SS22414-97 (24 Small rd sections, i.e. Nation Dump Rd, Modeste Mainline, Blackpine FSR, Manson Dump Rd) Special Use Permits (SUP) MOF - Issued February 21, 1997

S17447 (Mine site Access Roads)

S22850 (Cheni Mine Road transfer) includes old S13088

S24513 (power line access roads)

110851 Conditional Water License (East Kemess Creek, Serrated Creek. & South Kemess Creek.) 110454 Conditional Water License Kemess Lake

C116035 Conditional Water License Kemess Creek

MX-13-69 Mineral & Coal Exploration Activities & Reclamation Permit Waste Rock Dump Permit

PE 15257 Air Emissions – pending Land Farming – pending

5.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Kemess mining and milling complex is located in the mountains of north-central British Columbia at an elevation of 1,350 m. Personnel access the mine by plane via Prince George, Smithers, Williams Lake, Kelowna, Kamloops and Vancouver with flight service available from Monday through Thursday. Road access to the mine is from Mackenzie, B.C., and is the means by which supplies and concentrates are hauled to and from the mine. The Kemess North deposit is accessed by helicopter from the mining and milling complex to the south. Power at the site is available directly from the BC Hydro grid, the British Columbia power authority, via a Company-owned 380 km powerline. Adequate water for the mine is available from local surface and ground water.

The Kemess South Mine belongs to the following physiographic subdivision of British Columbia, arranged in ascending hierarchy of units: Swannell Ranges, Omineca Mountains, Central Plateau and Mountain Area, Interior System and Canadian Cordillera.

Two biogeoclimatic zones occur in the Kemess South Mine area, according to biogeoclimatic maps of the Toodoggone River 94E and McConnell Creek 94D map sheets. The mild, cool Spruce-Willow-Birch Zone (SWB mk) occupies the lower elevations between 1,200 m and 1,500 m. Most of the mine is within this zone. The Alpine Tundra parkland (Atp) subzone occupies the higher elevations in the mine area.

6.

History

Pacific Ridge Resources Ltd. (Pacific Ridge) staked the area of the Kemess South deposit in 1983. Exploration programs were subsequently carried out by Pacific Ridge Resources Ltd. and Anaconda Canada Ltd. (Anaconda) in 1984; St. Philips Resources Inc. (St. Philips) in 1988 and the Kemess South Joint Venture between El Condor Resources Ltd. (El Condor) (60%), operator, and St. Philips Resources Ltd. (40%) from 1990 to 1993. In 1991, Rio Algom Explorations Inc. (Rio Algom) acquired claims adjoining the west and south sides of the Kemess South Joint Venture claim holdings.

The initial work on the property by Pacific Ridge and Anaconda consisted of a limited diamond drilling program to test a gold-copper-molybdenum soil geochemical anomaly. This drilling identified porphyry style gold-copper-molybdenum mineralization, but grades were considered too low and the property was dropped. St. Philips carried out IP surveys, geochemical surveys and reverse circulation drilling, which marginally expanded the mineralized area: The Kemess South Joint Venture completed a major delineation diamond drilling program and various ancillary works, including IP and geochemical surveys. In 1992, Rio Algom drilled five holes totalling 1,745 m to further delineate the deeply buried western extension of the Kemess South deposit. In late 1993 the Kemess South Joint Venture acquired the claims held by Rio Algom. By the end of 1993 a total of 26,314 m of diamond drilling in 156 holes had outlined a substantial gold-copper deposit that was amenable to open pit development.

In 1994 the Kemess South Joint Venture conducted a 9-hole, 1,867 m in-filling drilling program. In 1996, Royal Oak Mines Inc. (Royal Oak) acquired the Kemess South property and drilled 22 due diligence holes totalling 3,316 m. In 1998 Royal Oak commenced Operations from the Kemess South ore body. These operations went into receivership in 1999. In 2000 Northgate Exploration bought the property out of receivership. Production from the property since the original start-up is given in Table 6.1.

Table 6.1 Historical Property Production

Operator	Year	Waste	Ore	Grades		LOM Ore
		Mined	Milled	Mill Head		Milled	Mill Head
		Tonnes	Tonnes	Cu %	Au g/t	Tonnes	Cu %	Au g/t
Royal Oak	1998	1,950,000	7,482,909	0.220	0.6*	7,482,909	0.22	0.6
Royal Oak	1999	6,447,355	14,113,460	0.212	0.644	21,596,369	0.215	0.629
Northgate	2000	20,530,155	14,089,000	0.222	0.779	35,685,369	0.218	0.688
Northgate	2001	17,592,635	15,366,500	0.251	0.855	51,051,869	0.228	0.738
Northgate	2002	25,533,575	17,308,300	0.236	0.724	68,360,169	0.230	0.735
Northgate	2003	35,239,000	18,633,000	0.225	0.702	86,993,169	0.229	0.728
Northgate	2004	37,411,000	18,589,000	0.231	0.735	105,582,169	0.229	0.729
Northgate	2005	31,711,000	19,168,000	0.219	0.641	124,750,169	0.228	0.715
Northgate	2006	25,826,000	18,233,978	0.244	0.763	142,984,147	0.230	0.722
Northgate	2007	24,964,000	17,802,317	0.213	0.627	160,786,464	0.228	0.711

Note 1: *Estimate as figures from this period are not considered reliable

Table 6.2 contains the historical mineral resource and mineral reserve estimates from December 31, 2000, including the resource and reserve estimates which are the subject of this report. The estimates in the table have been rounded to the nearest 1,000 tonnes and to two decimals for grade. All estimates listed in Table 6.2 have been prepared by Northgate in accordance with the "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines," adopted by the CIM Council on August 20, 2000.

Table 6.2 Historical Mineral Resource and Reserve Estimates

Operator	Year	Reserve			Resource			Total
	End	Ore	Grades		Ore	Grades		Ore	Grades
		Milled	Mill Head		Milled	Mill Head		Milled	Mill Head
		1000	Cu	Au	1000	Cu	Au	1000	Cu	Au
		Tonnes	%	g/t	Tonnes	%	g/t	Tonnes	%	g/t
Northgate	2000	145,910	0.24	0.65	56,110	0.16	0.39	202,020	0.22	0.58
Northgate	2001	132,590	0.23	0.70	56,000	0.16	0.39	188,590	0.21	0.61
Northgate	2002	109,360	0.23	0.71	47,950	0.17	0.48	157,310	0.21	0.64
Northgate	2003	91,720	0.23	0.70	52,210	0.17	0.49	143,930	0.21	0.62
Northgate	2004	86,810	0.22	0.67	21,150	0.18	0.37	107,960	0.21	0.61
Northgate	2005	68,235	0.21	0.64	11,000	0.18	0.40	79,235	0.21	0.61
Northgate	2006	49,280	0.21	0.61	10,142	0.16	0.33	59,422	0.20	0.56
Northgate	2007	51,840	0.17	0.47	0	0.00	0.00	51,840	0.17	0.47

7.

Geological Setting

The Kemess South Mine is located in a northwest-trending geological belt, known as the Quesnel Trough, which extends over a distance of approximately 1,200 km in British Columbia. This feature contains several gold-copper and copper-molybdenum deposits, including the Similco and Brenda mines in the south and Mt. Polley and Mt. Milligan in the north.

The main rock units in the Kemess District are the Upper Triassic to Lower Jurassic Takla Group (Figure 2). These rocks are predominantly subaqueous volcanic strata consisting of lava flows with subordinate interbeds of tuff and volcanic breccia. Overlying the Takla Group are Lower Jurassic-Hazelton Group-Toodoggone Formation volcanic rocks dominated by flows and tuffs. Numerous stocks and dykes of Lower to Mid-Jurassic age intrude the Toodoggone and Takla strata.

Figure 2: General Property Geology Kemess (Diakow 2001)

Legend:

Q- Quaternary material
B - Early Jurassic – Intrusives – Pink colour
H - Lower Jurassic – Hazelton Group - Toodoggone Formation Volcanics – Green and Brown
A - Pennsylvanian to Permain – Asitka Group Cherts and mudstones – Grey
Asitka Group Limestones – Cyan
Asitka Group Mafic flows – White
T - Upper Triassic – Mafic flows and intercalcated sediments - White

Figure 3 Infrastructure

Kemess North
Proposed
Opened Pit Area
Kemess Nugget
Zone
Duncan Lake
Tailings Storage
Facility
Kemess South
Open Pit
Live Ore
Stockpile
Kemess
Airstrip
Hydro Line
KEMESS MINE
SCALE
0 1 2 3 4 Km.

Figure 4 Geology and Pit design at 1095 Elevation

Asitka Group
Pit Design (Black)
Supergene (Red)
Hypogene
Takla Group
Leach Cap
Toodoggone
Kemess South Mine
1095 Bench Plan
200m Grid
10200 N
10000 N
9800 N
9600 N
9400 N

On the Kemess properties, the overlying Toodoggone volcanic rocks have been removed by erosion, exposing several large monzonite intrusions with disseminated sulphide mineralization and associated hydrothermal alteration. The resulting disseminated sulphide system measures at least 9 km north-south and 5 km east-west. It contains both the Kemess South Mine and Kemess North deposits.

A plan prepared by the Kemess geology staff show the general geology of the Kemess South deposit. This is reproduced as Figure 4 (plan at elevation 1095 m).

8.

Deposit Types

Kemess South and Kemess North are typical porphyry gold-copper deposits. These deposits are generally hosted in or near intrusive rocks, usually of tonalitic or quartz monzonitic composition with associated volcanic clastics and flows, and are often large, oval and inverse shaped. Typical dimensions are in the order of 1,000 m x 1,000 m x 100 m.

The mineralization in these deposits is normally associated with stockworks, veins and disseminations of pyrite, chalcopyrite, bornite and magnetite that are intimately associated with hydrothermal alteration of the intrusive body and the volcanic country rocks. Copper porphyry deposits can display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and can consist of biotite, potassium-feldspar, sericite, anhydrite/gypsum, magnetite, hematite, actinolite, chlorite, epidote and carbonate.

Chalcopyrite, bornite, magnetite, pyrite, gold and silver are typically the dominant sulphides and metals. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

9.

Mineralization

The Kemess South mineralization is well understood and has been documented in previous technical reports available for this property and is summarized below.

9.1

Supergene/Leach Cap Ore

The supergene and leach cap ores are reported as being mineralogically similar. These materials make up only 9% of the remaining material to be milled, they tend to be mined together and campaigned as combined feed to the mill. Native copper and copper-gold alloys (auricuprides) are the main copper mineral species, with minor chalcocite and trace chalcopyrite. Gold is mainly present as copper-gold alloys and free gold or electrum.

9.2

Hypogene Ore

Representing 91% of the remaining material to be mined at Kemess South, the hypogene zones can be spatially characterized by their relative sulphur/sulphide (mainly pyrite) content. When sulphur/sulphide contents are lower, metallurgical control techniques for pyrite can have a negative influence on recovery, as well as wasting lime (overusing lime and depressing copper and gold values that would ordinarily be recoverable). Sulphur content is modeled and monitored to optimize recovery.

Chalcopyrite is the main copper mineral species, with minor bornite. Gold is present mainly as free gold or electrum.

The hypogene ore has been broken down into the categories shown in Table 9.1.

Table 9.1 Hypogene Alteration Types

Code	Alteration
1	Moderate to Intense Chlorite\Sericite
2	Moderate Chlorite\Sericite with Potassium Feldspar component
3	Potassium Feldspar with a weak to moderate Chlorite\Sericite component
4	Weak Sericite- Weak Potassium Feldspar
5	Weak sericite

10.

Exploration

Various companies have held the Kemess South property. Exploration work began in 1984 and has included geochemical surveys, geophysical surveys, and drilling. The geophysical surveys included induced polarization, VLF, resistivity and airborne EM. The drilling included core diamond drilling and limited reverse circulation drilling. Britton Brothers Diamond Drilling of Smithers, British Columbia, has drilled most of the diamonds drilling programs since 1996 with Suisse Diamond Drilling completing the 2006 program and Hy Tech Drilling the 2007 drilling.

In 1999 and 2000 diamond drill programs were carried out to finalize the wall angles of the pit prior to pushing the wall back to final limits. AGRA Earth and Environmental of Vancouver aided by Kemess staff conducted the 1999 drill program. Knight Piesold of Vancouver and Kemess South Mines staff conducted the 2000 drill program. In 2000, Knight Piesold was requested by Kemess South Mines Ltd. to collect and evaluate all pertinent hydrogeological and geotechnical information and provide a set of updated open pit design parameters based on bench and highwall stability analysis. The 1999 and 2000 drilling culminated in a report from Knight Piesold on the pit slope stability and design issues for ongoing mine development.

In 2002, a three hole program was carried out to increase the density in drill spacing in specific areas of the pit. One of the holes was drilled on easting 10620 and additional bond ball mill index work was completed on specific alteration intervals in the hole. The data gathered was the initial work which led to the correlation between alteration of the hypogene and mill throughput.

In 2003, an eight hole diamond drill program was carried out. Five of the drill holes were geotechnical in nature and three were to increase the density of the drill spacing in specific areas of the pit. Knight Piesold of Vancouver carried out the hydrogeological and geotechnical programs. The in-situ permeability of the rock in the vicinity of section 10250E was assessed, specific attention to the nature of the contact between the hypogene and the Takla volcanics was made. An additional two hole hydrogeological and geotechnical program assessed the nature of the Toodoggone Group. The data was used to evaluate the slope depressurization requirements of the south wall of the pit. The remaining three holes completed in 2003 were used to increase the density of the assay data in specific areas of the pit.

In 2004, forty-six diamond drill holes were completed in and around the Kemess South Mine pit. The drill holes were completed under the supervision of Kemess South Mines staff. Four holes were drilled to assess in situ rock stress. Personnel from the Atomic Energy of Canada Limited (AECL) carried out the program. The report from AECL determined a stress field orientation for the property.

The remaining forty-two holes drilled in 2004 were for exploration and definition purposes. These holes were completed under the supervision of Kemess South Mines staff. The program was multi purpose. Three areas of the Kemess South pit were explored, namely:

  The hypogene mineralization and Takla Group volcanics in the south-west quadrant of the pit,

  Hypogene mineralization in the south-east quadrant of the pit,

  A native copper showing in the Toodoggone Formation in the northwest quadrant of the pit.

Drilling in the southwest portion of the pit intersected Takla Group volcanic rocks with an alteration assemblage similar to that at Kemess North, albeit without economically significant amounts of base or precious metal mineralization. This drilling also tested the western extension of the hypogene mineralization currently being mined. This mineralization was demonstrated to extend to the west but it is too deep to be mined under the current mine plan.

Drilling in the southeast part of the pit was designed to upgrade resource material to reserve status. This objective was not achieved as the material was of insufficient grade to become reserve material under current conditions.

Drilling in the northwest part of the pit was designed to test a native copper showing which occupied the erosional plane between the Asitka Group cherts and the overlying Toodoggone Group volcaniclastics.

The 2006 drilling program focused on:

(a)

The east end of the east pit as the hypogene ore continues to the east and south. This area was previously included in the resource category. The drill density was increased to confirm the grades and collect additional material for metallurgical test work.

(b)

Three holes were drilled west of the west pit to investigate a fault offset portion of the main ore bearing quartz monzonite.

(c)

One geotech hole was drilled to verify the orientation and location of a major block fault just west of the main pit.

17

There were only two holes drilled during in 2007. KS07-01 was the follow up hole to the 2006 drill program which investigated west of the west block fault (WBF) targeting fault offset portion of the main ore bearing quartz monzonite. KS07-02 was a geotechnical hole drilled north of the east pit.

The procedures followed in the field and through the interpretation stage of exploration have been professional. Various crews under the supervision of professional geologists carried out the exploration work. It is considered that the reliability of the exploration data obtained with is very high.

11.

Drilling

Since 1984, 55,699 m in 334 diamond drill holes have been completed at the Kemess South deposit. The drill spacing was completed on 50 metre sections with 100m spacing between holes on a section. The subsequent section of drill holes are offset 50m in a north-south direction from the previous section of drill holes. The configuration creates a five-point spacing. Britton Brothers Diamond Drilling Ltd. was the sole drill company used to complete the holes drilled between 1996 and 2004. Suisse Diamond Drilling completed the 2006 program and Hy Tech drilling in 2007. A summary of the type and extent of the drilling is listed in Table 11.1.

Table 11.1 Summary of Drilling

Period	Hole Prefix	Purpose of Drilling	Holes	Metres	Core Size	AssayedSamples
1984	84	Exploration	6	323	NQ	137
1988	88	Exploration	11	870	NQ	254
1990	90	Exploration	22	3,856	NQ	1,808
1991	91, RIO91	Exploration	126	21,365	NQ	7,868
1992	92, RIO92	Exploration	23	5,189	NQ	536
1994	94	Exploration, Definition	9	1,868	NQ	716
1996	96	Geotechnical, Definition	22	3,316	NQ	901
1999	99	Geotechnical, Definition	14	2,194	NQ, NQIII	345
2000	2000, ABA00, HYG	Geotechnical, Definition	20	2,205	NQ, HQ	112
2002	PR-02	Definition, Metallurgical	3	653	NQ	337
2003	HS, HR, 2003	Geotechnical, Definition	8	1,786	NQ	672
2004	KS-04, KE-04, DDH-	Exploration, Definition,	46	9,240	NQ	3,195

Period	Hole Prefix	Purpose of Drilling	Holes	Metres	Core Size	AssayedSamples
	04	Geotechnical
		Exploration, Definition,
2006	KS-06, KE-06	Geotechnical	24	2,835	NQ	1,305
2007	KS-07	Exploration, Geotechnical	2	261	NQ	128

Kemess staff surveyors were used to survey in the collar of the holes prior to the rig moving off the set-up. Downhole surveys were completed with Sperry-Sun and Flex-IT survey tools. The drill holes at Kemess South Mine are vertical to near vertical orientation. As the Kemess South deposit is flat lying and drill holes are predominantly vertical to near vertical the relationship between true thickness of the mineralization and sample length is one to one. On a detailed scale mineralized veins depart from this but there are several different preferred vein orientations and sufficiently large number of samples to overcome these local variations. This is borne out by the reserve model to blast hole samples to mill production reconciliation that is carried out on a monthly basis.

12.

Sampling Method and Approach

Sample length was determined by the geology of the deposit, sample lengths were generally 2 metres in length and respected lithologic boundaries. The previous Table 11.1 contains a listing of drill holes and number of samples. The area covered is 1900 metres in an east west direction and 900 metres in a north south direction.

Core recovery is high in virtually all of the drill holes in the database and the adequacy of this recovery, sampling methodology, analytical accuracy and precision is borne out by the reconciliation to the blast hole sampling and mill reconciliation.

All of the samples from the drilling programs since 1999 have been analyzed off-site at commercial laboratories. The 1999 series of holes and a few of the 2006 samples were analyzed at the Kemess assay lab in 2000 and 2006. The Kemess assay lab has an industry standard quality control and assurance program. The assay values for the 1999 drilling were checked against the blasthole values in the drillhole vicinity. A good correlation was found and the 1999 series of holes have been included in the reserve resource calculation.

The programs were supervised by Kemess staff. No significant departures from the findings in the drill programs have been experienced during the mining process and the grade reconciliation is documented each month.

13.

Sample Preparation, Analysis and Security

For the 200 and 2001 programs the sample pulps were prepared at the assay laboratory at the Kemess South Mine. They were first dried at 105°C for 3 hours and then crushed to minus 10 mesh using a Rhino jaw crusher. Crushed samples are riffled to 200 g using a ¼" Jones Riffle. The remaining portions of the crushed samples are placed in clean, labelled plastic bags for storage. The riffled 200 g samples are pulverized to 90% passing minus 150 mesh to make a sample pulp. The prepared pulps are packed in 5 gallon plastic pails, the covers sealed with tape and the sealed pails then shipped by bonded air courier to an independent commercial lab in Vancouver for gold and copper analyses. Copper and gold assays for the 2000 program were done by Assayers Canada Laboratory in Vancouver and for the 2001 program by Bondar-Clegg Laboratory in North Vancouver. All samples are assayed for gold by fire assay and atomic absorption techniques and for copper by atomic absorption.

The Kemess lab performs numerical control checks when the drill core samples are eceived for sample preparation and sample pulp packing. All coarse rejects are stored inside at the mine site.

During the 2002 program, a portable sample preparation lab was leased from ALS Chemex. For the 2003 to 2006 programs, a sample-bucking facility was built near the mill area. The core samples were dried then crushed to 80% passing 10 mesh at the mine site. Each sample is riffled twice with one split being retained at the mine, and a 250 g sample sent to the offsite lab. Most of the remainder of the sample was discarded. The portion of sample retained at the mine site is kept in a plastic bag with a sample tag and stored in a plastic pail. The portion of the sample sent to the lab was placed in a plastic bag with a sample tag, shipped in a plastic pail with two security tags, the pail top was sealed and taped. A submission sheet was sent along with each pail of samples that included the name of the sample preparation person, the date, the sample numbers, the number of samples, and the numbers of the security tags. These samples were shipped to Chemex labs for analysis except for the 2006 program where most of the samples were sent to Assayers Canada with a minor number of samples also processed at the mine site assay lab.

Chemex Labs is widely used by the mining and exploration industry and carries the highest certification as registered assayers, including ISO 9002, ISO:9001:2000, and they are working towards ISO 17025. Assayers Canada, another widely used lab, has ISO:9001:2000 accreditation.

The core storage site near Kemess Lake is a well-organized facility. The remaining ½ cores are still in core boxes and are available for geology reviews as well as check assays.

Work completed by employees of the company included core logging, sample layout, sample splitting and preliminary sample preparation. In the case of those samples processed at the Kemess laboratory this work was also carried out by employees of the company. A professional geologist oversaw all of the work from core logging to sample splitting and preliminary sample preparation, and shipping. The Kemess laboratory facility is supervised by a professional assayer.

It is the author's opinion that the sample preparation, security and analytical procedures are adequate to ensure that the data base is of an industry standard and sufficiently robust to allow for the preparation of a Reserve estimate on which to base ongoing production and mine planning.

14.

Data Verification

The diamond drill data that is dated pre-1999 has been reviewed and verified by a number of professionals most notably MRDI in 1999.

(a)

Copper assay value (CUORG) on % basis

(b)

Native copper assay value (CUNAT) on % basis

(c)

Copper oxide assay value (CUOX) on % basis

(d)

Gold assay value (AUORG) in grams per tonne

21

(e)

Geologic domain (DOMN) including overburden, tertiary sediments, Takla sediments, Takla volcanics, leach cap ore, supergene ore and hypogene ore.

The author has been involved with the data set since June 2006. The database from 1999 forward was routinely reviewed in the past with respect to consistency of data entry and verified against original assay certificates by previous mine geology staff. The geology is checked against the original drill logs. A very few data entry errors were found. Those errors were corrected. The current author has preformed a series of independent checks of the 1999 to 2006 drill programs that included collar locations down hole surveying and assays from original documentation. The database remains in good shape.

The data set is the basis of the block model used in the 2006 reconciliation in Section 18.1. The estimation from the block model and the actual mill production were within acceptable error.

15.

Adjacent Properties

The most advanced property in the area is the Kemess North project (Figure 5). The most recent 43-101 Technical Report was filed on SEDAR in May 6, 2005. The Kemess North entered the environmental review process in 2005 with study by a Joint Federal-Provincial Environmental Review Panel (the "Panel"). The Panel concluded that the Project not be approved as proposed. On March 7, 2008 the provincial and federal governments advised Northgate that the Ministries of the Environment upheld the Panel decision, The Company has taken an accounting write down on the Kemess North project and all reserves were re-classified as resources. Resources stand at 719 million tonnes at 0.30 g/t Au and 0.15% Cu.

Figure 5 Adjacent Properties

Pine
Stealth Minerals
N
Finlay Minerals
Atty
Hilda
Kemess North
Nugget
Auterra
Duncan Ridge
Northgate Exploration
Kemess South
Bear Claims
0
2.5
5
kilometers

16.

Mineral Processing and Metallurgical Testing

The Kemess South Mine, a producer of gold and copper was brought into production in May 1998 with a modern mill controlled by a fully integrated Foxboro IA DCS system. On February 11, 2000 Northgate Exploration Limited (now Northgate Minerals Corporation) acquired Kemess South Mine from receivership. Since acquisition in 2000, Kemess has seen many accomplishments, including the reduction of costs by 40% site wide.

The mill has a nameplate capacity of approximately 56,000 tonnes per day which is processed through a Metso (Svedala) 60" x 89" Primary Gyratory Crusher and then conveyed by a 60" conveyor to a stockpile with 48 hours of total storage capacity. The nominal minus 6" rock from the stockpile is fed to two parallel grinding circuits (A & B). Each section consists of a 10.4 m ｳ x 4.7 m SAG mill with dual drive motors (4,480 kW apiece) discharging onto a 2.4 m x 7.3 m Metso (Svedala) single deck vibrating screen to remove the coarse material for recycle to the SAG mill by a Continental 45º high angle sandwich conveyor. Screen undersize is pumped along with ball mill discharge to a cyclopac consisting of twelve Krebs 66 cm ｳ cyclones to classify flotation feed to a size of approximately 65% minus 200 mesh. Cyclone underflow feeds a Metso (Svedala) 6.8 m ｳ x 11.0 m ball mill, also with dual drive motors (4,480 kW apiece). The primary grinding circuit has 35,840 kW available for grinding.

Cyclone overflow from the grinding circuit is combined and distributed equally to four parallel rougher flotation lines. Each line consists of four Outokumpu 130 m3 tank cells and 28 Wemco 130 m3 tank cells. Cleaner flotation takes place in 32 conventional Denver 17 m3 flotation cells followed by two 3.3 m ｳ x 11.0 m column flotation cells in series, designed and constructed by Kemess to produce a 24% copper final concentrate. The flotation middlings are returned to a 4,480 kW 5.0 m ｳ x 10.8 m regrind mill to produce a 75 to 80% minus 325 mesh product before final cleaning. Up to 800 tonnes of final concentrate per day reports to an 18.3 m ｳ Westech thickener and is filtered in twin Eimco – Baker Hughes pressure filters to achieve final moistures of 8.0% for shipping. Tailings are pumped using 22 Ash GH-9-11 pumps (each with 930 kW drives) from 1,225 m elevation through twin 66 cm ｳ rubber lined pipes 7 km long to the tailings impoundment area at 1,510 m elevation. Process water is reclaimed through a barge with three 450 kW Peerless pumps through 3.3 km of 91 ｳ cm steel pipe followed by 3.7 km of 107 cm ｳ HDPE pipe to the process water pond.

Kemess production improvements are displayed in Figure 16.1 through Figure 16.3 below. Monthly throughput has improved steadily from as low as 582,000 t to as high as 1,796,000 t. Recoveries for copper and gold have improved from 63 and 60% to 88 and 75% respectively. Monthly pay metal production has climbed from 1,000 t of copper and 5,000 oz of gold to almost 4,000 t and 34,000 oz.

Figure 16.1: Historical Throughput at Kemess

Figure 16.2: Historical Recoveries at Kemess

Figure 16.3: Historical Pay Metal Production at Kemess

17.

Mineral Resource and Mineral Reserve Estimates

In 2006, 24 additional drill holes were completed in and around the Kemess South pit. The drill holes were for exploration, definition and geotechnical purposes. A 3D block model was completed in August 2006 and the resources were refined.

A summary of the methodology used in this section is as follows. The material identified as mineral reserves in this report is that economically mineable material identified in a 3D block model under the conditions identified in the reserve section that is within the limits of a designed pit built under the conditions explained in the reserve section. The material identified as a resource is that material exclusive of the reserve estimate but within a Lerch Grossman pit shell created under the same geotechnical parameters of the design pit that would be economically mineable if the price assumptions outlined in the resource section should be realized.

17.1

Mineral Resources

The mineral resource and reserve estimate for Kemess South Mine was calculated by the author, who is Northgate's Qualified Person for Kemess South Mine. The mineral resource model was used as the base for the mineral reserve estimate and mine plan. The Reserve model incorporated the 20 drill holes completed in 2006, which were focused on the east pit. The objective of the drilling was to increase the level of geological knowledge and confidence in the resource estimate to better define the pit limits and economics.

Mineral resources and mineral reserves are reported separately but are from the same block model.

17.2

Mineral Resources Classification

The mineral resource estimates have been classified in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM council on August 20, 2000. The indicated resource category has been applied to all the mineralization within a Lerch Grossman pit shell generated using Minesight software. The mineral resource honours all design criteria used to classify the reserve except for the commodity price assumptions and some operating costs modifications due to the timing in the life of the mine. The reserve criteria are listed in Table 17.9, changes from those criteria for the resources are in Table 17.1.

Table 17.1 Economic Parameters Specific to the Resource Estimation

Copper Price	US $2.52/lb
Gold Price	US $600/ounce
Mining Cost	CDN $1.79/tonne
Milling Cost	CDN $4.09/tonne
G & A Cost	CDN $1.57/tonne milled

17.3

Mineral Resource Estimates

The estimates were made from 3-dimensional block models utilizing commercial mine planning software (MineSight®).

Table 17.2 Mineral Resource Estimate

Mine	Tonnes	Cu %	Au g/mt	Category
Kemess South	0	0	0	Indicated

17.4

Mineral Reserves

The mineral reserves include economically mineable material within the Pit design shell as well as surface stockpiles. Table 17.3 summarizes the reserve estimate for the Kemess South Mine.

Table 17.3 Mineral Reserves

Kemess South[1]	2007 Reserve	Tonnes	Cu	Au
	Proven	40,863,000	0.18	0.52
	Stockpiles	2,603,000	0.17	0.36
	Live pile	50,000	0.20	0.60
	Marginal	4,321,000	0.11	0.24
	Ex Pit Hypogene STK	4,003,000	0.12	0.29
Subtotal	Proven	51,840,000	0.17	0.47
	Probable	0	0.00	0.00
Total		51,840,000	0.17	0.47

1 The preceding mineral reserve estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Reserves for Kemess South were calculated using the following economic parameters: exchange rate CDN$/US$1.15; gold price $600 per ounce; copper price $2.52 per pound; and, silver price $12.00 per ounce. Operating assumptions for the West Pit of Kemess South were as follows: Au recovery 72.8%, Cu recovery 86.8%, mining costs CDN$1.79/tonne; milling costs CDN$4.09/tonne; and, G&A CDN$1.57/tonne. For the East Pit of Kemess South, assumptions were as follows: Au recovery 52.5%, Cu recovery 70.8%, mining costs CDN$0.94/tonne; milling costs CDN$3.94/tonne; and, G&A CDN$1.37/tonne.

17.5

Model Data and Geological Model

The model parameters are listed in Table 17.4. The model used all of the drill holes and assays listed in Table 11.1 of the drilling section.

Table 17.4: Project Limits and Model Cell Block Sizes

					Block Dimrnsion	No. of
Mine		Axis	Minimum (m)	Maximum (m)	(m)	Blocks

	X	(East)	8800	11000	20	110
Kemess South	Y	(North)	9100	10600	20	75
	Z	(Elev.)	600	1440	15	56

The geology features of the Kemess South deposit are well known, and nine lithologic units are recognized in the block model. The units are listed in Table 17.5. The geology of the deposit is recognized as a controlling factor in grade distribution. The lithologies are coded with the assays in the data set. The lithologies were interpreted on 50m spaced sections. The 2D cross section lithology outlines were then coded into the block model.

As a result of the supergene process at Kemess South, the Leach Cap layer is characteristically depleted in copper mineralization and supergene is enriched in copper mineralization. Lithologic boundaries were used to restrain the copper assays from crossing the lithologic boundary during the kriging process. The data set was coded with the lithologies so that only Leach Cap assays are used to determine block grades in the Leach Cap lithology. The same is true for the Supergene lithology.

In 2002 Kemess staff completed geologic outlines of the alteration assemblage at Kemess South Mine. Five distinct alteration assemblages were noted. The description of each can be found in Table 17.6. A description of the assemblage was noted in Section 9 Mineralization. The outlines were used for a new item in the block model. A mill throughput estimation based on the historical mill performance for each alteration type was established.

Table 17.5: Geology Unit names and Block Model Codes

Code	Geologic Unit	Type
1	Overburden	Waste
2	Leach cap	Ore
3	Supergene	Ore
5	Hypogene	Ore
6	Takla Volcanics	Ore
7	Asika Group	Waste
8	Toodoggone Formation	Waste
11	Asitka Group PAG	Waste
18	Toodoggone Copper Zone	Ore

The alteration outlines were also used as a gold grade correction parameter. This topic is covered in Section 18.2 Other Relevant Data and Information.

Table 17.6: Alteration and Block Model Codes

Code	Alteration
1	Moderate to Intense Chlorite\Sericite
2	Moderate Chlorite\Sericite with Potassium Feldspar component
3	Potassium Feldspar with a weak to moderate Chlorite\Sericite component
4	Weak Sericite- Weak Potassium Feldspar
5	Weak sericite

17.6

Grade Capping

Exploratory data analysis and variography show the gold and copper grades have low coefficients of variation and good spatial continuity. Few outliers were observed on composite histograms. Gold grades were capped at 2 g/t for the Leach Cap and Supergene material types. Copper grades were capped at 3% for the Supergene material and 1% for the Hypogene material.

17.7

Variography

Blast-hole data was used instead of the drillhole composite data to define correlogram parameters. This method appears reasonable based on the good grade reconciliation history with the mill and the benefit of the closely spaced sample set (10-12m).

Gold grades show good continuity in general, with moderate nugget-effects, always below 30%, and often below 10%, of the sill. Relatively long horizontal ranges, and a strong vertical anisotropy characterize the gold correlograms; vertical ranges being shorter than horizontal ranges. Anisotropy in the horizontal plan is generally not significant and although material types dip to the southwest, this is not reflected in the correlograms. This indicates the independence of the gold mineralization continuity to material type.

Spatial continuity in copper is not as good as it is for gold. The continuity is more dependent on the material type than gold and there is a strong vertical anisotropy, with vertical ranges much shorter than horizontal ranges.

17.8

Specific Gravity

The specific gravity database used for the estimate at Kemess South Mine includes 3,162 measurements done on pulps from the El Condor 1991 drilling program. Subsequently, selected representative core samples were sent to Intertek Testing Services (Bondar-Clegg) in Vancouver for SG determination using the wax immersion method. The selected core included 229 samples from the supergene zone, 45 samples from the hypogene and 2 samples from the Sustut Group rocks that overlie the west half of the deposit. Kemess staff used average specific gravities as per Table 17.7.

The SG measurements on core indicate that the supergene and hypogene ore tonnages, and therefore reserves, may be overestimated by 4% and 3%, respectively. It should be noted that these percentages fall generally within the margin of error for the reserve calculation and that MRDI does not recommend that the tonnages shown in the life-of-mine plan be changed.

Table 17.7 Specific Gravity for Reserves

	SG used in	Average from
Zone	block Model	Testing	Number of Samples	Difference (%)

Supergene	2.69	2.58	229	4.1%
Hypogene	2.71	2.62	45	3.3%

Additional SG data was collected while drilling the east end of the deposit and as shown in Table 17.8 below does not suggest changing the SG of the hypogene ore.

Table 17.8 Specific Gravity Eastern Resource

	SG used in	Average from 2006
Zone	block Model	Testing	Number of Samples	Difference (%)

Hypogene	2.71	2.69	101	0.7%

Consequent annual reconciliations, of which 2006 is presented in Section 18.1. Other Relevant Data and Information, concur with the findings of the initial technical report on Kemess South Mine.

17.9

Block Model Interpolation

Exploratory data analysis suggests that gold should be kriged with soft boundaries across Leach Cap, Supergene, and Hypogene (with a trend) units. Hard boundaries are more suitable for the low-grade Takla Volcanics. Although gold grades decrease with increasing depth and increasing hardness class in the Hypogene, boundaries between hardness classes are not strictly hard, and should be treated as transitional.

For copper, hard boundaries, lithologic units, were used to prevent smearing of higher grades from Supergene into the other lower grade material types. Hardness class boundaries within the hypogene were modeled with soft boundaries.

Variogram parameters specific for each material type, hardness class, and variogram domain were used.

Ordinary kriging was applied in three passes. A fourth pass consisted in a direct assignment of the local mean to the estimate. These local means are calculated on the 5 m composites by material type and hardness class in Hypogene, and by variogram domain.

Stationarity of the mean and the variance is required to use ordinary kriging. In presence of trends, like decreasing grades with depth, the assumption of stationarity is no longer valid. However, it is generally possible to assume local stationarity if the composites used to krige a block are selected on a restricted neighbourhood defined by a search ellipsoid. The search ellipsoid ranges and orientations were designed according to the variogram ranges and orientations. Pass 1 search ranges correspond to the ranges at which the variograms reach about 50 % of their sill, rounded up to the closest multiple of 50 m. Pass 2 search ranges correspond to the ranges at which the variograms reach about 90 % of their sill, rounded up to the closest multiple of 50 m. In Pass 3, an isotropic 200 m search range was used. Search ellipsoids were generally oriented North-South or East-West, except for copper in hypogene, hardness class 2, and variogram domain 5, showing clearly longer ranges at 60 degrees north.

17.10

Validation of the Block Model

The block model was validated in two ways. Inspection of sections and plans looking primarily at the grade interpolation relative to drill hole values. Overall good agreement exists between the drill hole assays and model block copper and gold values. The second is the annual reconciliation between the block model and the mill. The reconciliation results are in Table 18.1 below.

17.11

Reserve Pit Design Parameters

The Kemess South pit is designed within geotechnical parameters provided by our geotechnical consultants Knight Piésold Limited. The slope designs for the Kemess South open pit on the geotechnical studies of 1999, 2000, 2004 and an additional assessment in 2006.

Figure 6 Pit Slope Design Angles by Wall Sector

North
27
43
25
1200 El
43
41°
46
975 El
38
1200 El
1260 El
42
1170 El
38°
1215 El
45°
1260 El
47°
51°

The inter-ramp angles are shown in Figure 6. The catch bench widths vary from as wide as 33 meters to 8 meters in competent sections of the pit. All haul roads are designed at a 10% grade and vary in width from as wide as 50 meters to 25 meters for the last bench of the mine.

A factor of safety of about 1.23 is targeted with pit slope depressurization and good wall control blasting. Pit slope depressurization will be accomplished with horizontal pressure relief holes. Good wall control blasting will be achieved with small diameter (4 ½") drill holes near the final wall.

The Resource is at the East side of the Kemess South pit and will require some re-handle of the current East End Waste dump. The Lerchs Grossmann shell for the resource was derived using resource economics and wall angles of 30° in the waste re-handle material and 45° in the in-situ material. The 45° angle was derived based on past experience of mining the East end.

The mine staff collects, processes, and interprets the geotechnical monitoring data. Reports on the status of the pit slope are compiled regularly and discussed with operations personnel.

17.12

Pit Optimization

Using the technical and economic parameters given and the block model of the deposit, in-house staff conducted pit optimization using a Lerchs Grossman cone. The cone is the base from which the final design is developed. The cone is run using MineSight® software.

17.13

Economic Parameters for the Reserve Estimate

The economic parameters listed in Table 17.9 are based on historical operating costs with forward projections of required capital and maintenance.

Table 17.9 Economic Parameters for the Reserve Estimate

Copper Price	US $2.52/lb
Gold Price	US $600/ounce
Silver Price	US $12.00/ounce
Exchange Rate	US $1.00 = CDN $1.15

Mining Cost	CDN $1.79/tonne
Milling Cost	CDN $4.09/tonne
G & A Cost	CDN $1.57/tonne milled
Pit Slopes	as per Knight Piésold
Mill Recoveries and Concentrate Grades	Assumed recoveries of 72.8%
Au and 86.8% Cu
Smelter, Refining, Freight	See comments below
Other	See comments below

Mill recovery equations and concentrate grades are based on metallurgical testing and historical data.

Smelting, refining and freight (SRF) costs contain penalties for deleterious elements, which are not part of the block model NSR calculation.

Other costs include an allowance for royalty payments to Trilon Bancorp Inc. The advance royalty payment to the DRC Syndicate is not considered in the costs.

The overall mining parameters for reserves were modified for the east end of the east pit to reflect the nature of the material to be stripped to access the ore. See Table 17.10 for the modified parameters.

Table 17.10 East Pit Economic Parameters for the Reserve Estimate

Copper Price	USD $2.52/lb
Gold Price	USD $600/ounce
Silver Price	USD $12.00/ounce
Exchange Rate	USD $1.00 = CDN $1.15
Mining Cost	CDN $0.94/tonne
Milling Cost	CDN $3.94/tonne
G & A Cost	CDN $1.37/tonne milled
Pit Slopes	as per Knight Piésold
Mill Recoveries and Concentrate Grades	Assumed recoveries of 52.5%
Au and 70.8% Cu
Smelter, Refining, Freight	See comments above
Other	See comments above

Copper price: The copper price used to evaluate reserves in the east pit is $2.52 per pound. This price is supported by copper forward sales contracts entered into by the Corporation in Q2 – 2007.

Mining cost: Mining constraints for the west pit ore release schedule resulted in filling a substantial potion of the previous east pit excavation with waste. The resultant short haul enabled the timely release of west pit ore to optimize mill throughput. This material can easily be free dug to expose the remaining ore in the east pit walls and results in the much lower over all mining cost for the east end.

G & A Cost: Due to the mining of this material at the end of the life of mine G & A costs were estimated to be slightly lower than for the rest of the reserve.

Milling Cost: Milling costs have been reduced to reflect the proposal to deposit tailings into the west pit after it has been mined out as the east pit will be mined at the end of the life of the operation. Permitting for this proposal has not yet been finalized but it is not seen as an obstacle. A detailed proposal has been costed and put together by Hatch Associates.

17.14

Mining Recovery and Mining Dilution

The Kemess South Mine pit has been in operation since 1998. The mine geologists have a good understanding on the nature of the ore waste contacts. The experienced operators, have been aided by the mine geologists in identifying the ore waste contacts. The waste is easily distinguishable in the field based on colour and or a combination of colour and blast fragmentation.

A dilution factor was calculated based on dilution due to mining adjacent to waste contacts:

Table 17.11 Mining Factor

Ore Type	Mining Factor	Assumption
Lost ore tonnes replaced with the
Hypogene	Grade reduction of 0.8%	equivelent waste tonnes at 0.0 grade

Lost ore tonnes replaced with the
Supergene\Leach Cap	Grade reduction of 2.5%	equivelent waste tonnes at 0.0 grade

The mining factor will decrease over the next few benches as mining progresses away from the waste contacts at the bottom of the west pit.

17.15

Low-Grade Stockpile

A low-grade stockpile, representing 8% of the total reserve, is incorporated in the reserve total. The stockpile is hypogene in nature and totals 4 million tonnes grading 0.12% Cu and 0.29 g/mt Au. The copper and gold grade applied to the stockpile was determined by blasthole assay values. Kemess has a reliable reconciliation record with the mill production. The tonnes were determined by truck count and load factor, considered reliable based on stockpile reconciliations.

The mill records from 2004 verify the recovery assumptions used to determine the economics of the stockpile. Milling and G&A costs are unchanged from the reserve assumptions. Mining costs have been reduced appropriately to account for the reduced cost associated with the mining from stockpile. A $0.50 reclamation credit has been added to the revenue assumption to account for the impact on the environmental bond at Kemess. The processing of the stockpile is scheduled to commence in 2008 and be mined in increments to the scheduled end of the mine life.

The low-grade stockpile is sensitive to commodity prices. If commodity prices fall moderately from the assumptions in this report the classification of the stockpile must be re-evaluated.

18.

Other Data and Information

18.1

2007 Reconciliation

The reserve tonnage and grade estimates were calculated by the author using year-end topographic surfaces. The grades within the block model used are constrained by the deposit geology and a pit mouth cutoff factor is used to incorporate marginal as well as regular reserves in the overall total.

Table 18.1 2007 Reconciliation with the Mineral Resource-Reserve Model

Item	Tonnes	Au g/mt	Cu%
Extracted from the Reserve Model in 2007	16,103,341	0.648	0.243
Mining Factor Applied	16,103,341	0.640	0.239

Milled in 2007	17,802,317	0.627	0.213
Stockpile Difference in 2006	-527,792	1.561	0.315
Subtotal	17,274,525	0.599	0.210

Difference (Milled vs Extracted from Reserve)	1,171,184	-0.041	-0.029
Difference (Percentage)	7.3%	-6.4%	-12.1%

The 2007 reconciliation between the reserve block model and the mill production for the west pit indicated more low grade tonnage was added through definition drilling than indicated in the reserve. Most of the ore gain was in low grade Leach cap material or high wall supergene TSO material. As very little of these materials remain to be mined in the west pit the offsetting tonnage and grade variances should diminish significantly next year and no reserve adjustments were made to reflect this variance. A separate analysis of just the hypogene material mined supports this assumption.

The copper grade variance over the year shows a significant high bias and the west pit had a negative 3% copper grade correction applied to bring these numbers more in line with the reconciled to the mill numbers for the remaining hypogene material. The reconciliation was performed on the material mined from the reserve and grade control block models between yearend surfaces.

While the gold grade variance, after correction for the offsetting tonnage variance, is good the last few benches mined in 2007 showed a higher grade in the reserve model compared to the grade control model. If this trend persists it may be necessary to factor down the gold grade a few percent for the remaining reserve.

18.2

Gold Grade Adjustment

In 2001, Northgate Exploration Limited (Northgate) observed substantially higher gold grades in the ore mined from the Kemess South Mine than was predicted by the resource model. Gold grades were systematically higher on a month-to-month basis with no exception since the proper reconciliation procedures had been implemented.

Northgate engaged MRDI to help investigate the differences seen in the grade reconciliation and provide an opinion on the reasonableness of a reserve grade modification.

In a gold reconciliation study filed on SEDAR in March of 2002, in MRDI's opinion, a 10% gold grade increase to the unadjusted reserve grade was reasonable based on the reconciliation data reviewed and the discrepancies observed.

Northgate originally applied a 10% blanket gold grade increase to the reserve model. In 2003 Northgate observed local variations from that approach. An in-house analysis of the variation showed a correlation between the alteration assemblage and gold grade. It has not been established that the alteration is a potential cause of the gold discrepancy, only that there is a correlation. The factors applied to the resource model are discussed in the Other Relevant Data and Information section of this report and validated with the 2006 reserve model reconciliation. Adjustment factors are listed in Table 18.2.

The gold grade correction is rerun annually. The resultant correction factors for the 2007 reserve model are listed in Table 18.2.

Table 18.2 Gold Grade Adjustment

Ore Type	Copper	Gold	Area
Leach Cap	-10%	5%	West Pit
Supergene	20%	13%	West Pit
Hypogene	-3%	8%	West Pit

Hypogene	-2%	5%	East Pit -East and South walls only +1200el

19.

Additional Requirements for Technical Reports on Development and Production Properties

19.1.1

Mining Operations

The Kemess South Mine pit is mined utilizing conventional open pit methods. The pit is mined on 15m benches. The final wall is designed with a combined single and double bench configuration. The wall angles were noted in Section 17. Material is loaded into Euclid R260 haul trucks using one of the two electric shovels or the hydraulic shovel. The ore is hauled to the primary crusher located at the mill. Waste rock and overburden is identified, hauled and deposited on dumps located within close proximity to the pit. All waste material identified as potentially acid generating ("PAG") or metal leaching potential is hauled and dumped in unique and controlled waste stockpiles close to the pit. Table 19.1 identifies the planned equipment fleet for the mine. Adequate auxiliary equipment is available to support the mining activities.

Table 19.1 Equipment Fleet for the Mine

Equipment	No. of Units
Rotary Drill	2
Small Dia. Drills	3
Secondary Drill	1
Electric Shovel	2
Hydraulic Shovel	1
Wheel Loader	2
Haul Truck	15
Track Dozer	6
Wheel Dozer	1
Road Grader	5
Backhoe	2
Water Truck	1

19.1.2

Metallurgical Processes

The ore is hauled directly to a gyratory crusher and coarse ore stockpile area south of the pit. The crushed ore is fed to two semi-autogenous (SAG) grinding mills, followed by two ball mills and one regrind mill. Flotation circuits are then used to produce a gold-copper-silver concentrate. Mill tailings are pumped through two 7,500 m long, 66 cm diameter lines to the tailings facilities. Tailings dam construction is an ongoing project over the life of the mine, with monitoring and design work being performed by AMEC E&E from Burnaby, B.C. The bulk of the tailings for the east pit are proposed to be deposited into the completed west pit resulting in a considerable cash cost savings.

19.1.3

Concentrate Handling

The concentrate is trucked in bulk approximately 380 km via gravel road to a rail spur at Mackenzie, B.C. The concentrates are then loaded onto railcars and transported to the Horne Smelter in Quebec. Small shipments of concentrate are sent to auxiliary refineries.

19.1.4

Production Forecast

The mine staff has prepared a long-term production forecast that is designed to minimize operating costs while maximizing mill throughput. The staff then calculated haulage productivities based on assumed profiles for the production forecast. This is combined with the associated shovel productivities to form the basis of the long-range plan cost forecast. Table 19.2 lists the material to be moved over the life of the pit.

Table 19.2 Life of Mine Production Forecast

	TOTAL	2008	2009	2010
Kemess South	(Tonnes)	(Tonnes)	(Tonnes)	(Tonnes)

Dry Tonnes milled	48,560,000	18,194,000	17,664,000	12,702,000
Dry Tonnes waste mined	22,059,000	17,066,000	5,120,000	4,481,000
Strip ratio	0.45	0.94	0.29	0.35

19.2

Recoverability

Gold and copper recoveries at the Kemess South Mine have been consistent over the time period of 2004 to 2007. Operating results for the years 2004 through 2007 are recorded in the Table 19.3.

Table 19.3 Operating Results 2004-2007

Kemess South	2004	2005	2006	2007
Tonnes Milled (000's)	18,589	17,995	18,234	17,802
Gold Grade (g/mt)	0.735	0.723	0.763	0.627
Copper Grade (%)	0.231	0.229	0.244	0.214
Gold Recovery (%)	69	67	69	68
Copper recovery (%)	83	81	83	81
Gold Production (ounces)	303,475	279,962	310,296	245,631
Copper Production (000s pounds)	78,291	73,722	81,209	68,129

19.3

Markets

Northgate markets the Kemess copper-gold concentrate, which is shipped to Xstrata's Horne Smelter in Rouyn-Noranda, Quebec.

19.4

Contracts

Northgate Minerals Corporation had the following contractual obligations at Dec. 31, 2007.

Northgate currently has a multi-year contract with Xstrata for the shipment and sales of Kemess gold-copper concentrate through December 2009. This contract has been recently extended and further extensions to the end of the life of the mine are expected. Northgate has a separate agreement covering the trucking of the concentrate from the mine site 380km to a railhead at Mackenzie and associated loading and road maintenance activities.

The author is not aware of any agreements that are not within industry norms.

19.5

Environmental Considerations

The Corporation is committed to maintaining effective management systems with respect to environmental matters at the Kemess South Mine. Potentially acid generating waste is identified through routine ABA testing before blasting. This waste type is segregated from the non-acid generating material and stockpiled close to the pit. At the end of mining all potentially acid generating material will be rehandled into the pit and eventually submerged as the pit floods. All surface waste dumps are non-acid generating and will not require long term treatment of surface run off water.

Financial and bonding aspects are described in Section 4.

19.6

Taxes

Taxes are described in Section 4.

19.7

Capital and Operating Expenses

Capital expenditures include sustaining capital for raising the tailing dam, plant modifications, camp expenditures and incremental mining equipment for Kemess South Mine are, for the remaining life of mine, estimated to be $11 million CDN.

Major Item	Cost ($ millions)
Miscellaneous Mine and Mill equipment	$2
Tailings Dam	$9

Mine staff developed the life of mine operating costs from first principles. Annual equipment utilization hours were derived from the forecast, and then costed, based on current unit operating costs. Minor support functions were estimated based on unit per mined tonne values and added to the overall costs to produce a mine operating cost. The year-over-year costs were incremented to reflect the increasing depth of the pit and are listed as follows:

  Economic Parameters and Unit Costs, (Table 17.1),

  Economic Parameters for Reserve Estimates (Table 17.9)

  East Pit Economic Parameters for Reserve Estimate (Table 17.10)

19.8

Economic Analysis

Table 19.4 sets forth an economic analysis for the Kemess South Mine reflecting a cash flow forecast on an annual basis. In addition, certain sensitivity analyses are described in Table 19.5 below. The cash flow forecast in Table 19.4 has been based upon only the mineral reserve estimate for the Kemess South Mine as reflected in this Report, representing approximately a 4 year life.

Table 19.4 Annual Cash Flow Forecast

Prices
	2008	2009	2010
Gold (US$/oz)	600	600	600
Copper (US$/lb)	2.52	2.52	2.52
Silver (US$/oz)	12.00	12.00	12.00
Exchange Rate (Cdn$/US$)	1.15	1.15	1.15
Metal Production
Gold (Troy oz)	243,091	164,346	105,960
Copper (000 lbs)	64,361	49,396	43,234
Silver (Troy oz)	334,979	260,393	215,562
Net Cash Cost (US$/ounce gold)	$ 189	$ 338	$ 266
After Tax Free Cash Flow (millions of Cdn$)	$ 97	$ 54	$78

Notes:

1. After Tax Free Cash Flow includes maintenance capital and capital lease payments but excludes all Corporate costs and exploration expenses.

2. Metal Price and Exchange rate assumptions used in the calculation of Net Cash Costs and After Tax Free Cash Flow are consistent with Northgate's 2007 Mineral Reserve assumptions.

3. After Tax Free Cash flow and Net Cash Cost figures for 2009 and 2010 include the effect of 16,200 tonnes of copper derivative sales contracts that have been put in place by the Corporation at a price of US$2.52/lb which effectively fix the price for 100% of the copper produced during the Q4-2009-Q3-2010 period at US$2.52/lb.

Table 19.5 Sensitivity Analysis

Factor Change	Total After Tax Cash Flow Impact (Cdn$
		Millions)
Gold Price	US$10/oz	$4
Copper Price	US$0.10/lb	$8
Foreign Exchange Rate	$0.02	$9

Note: Total After Tax Cash Flow Impact assumes that the Change was in effect over the entire period from January 1, 2008 through December 31, 2010.

19.9

Payback

There is no outstanding debt on the property. The mine has obligations under capital leases for mobile mining equipment with remaining terms ranging from on to two years. Future capital lease principal payments as of December 31, 2007 are as follows:

2008     $2.267 million

2009     $0.282 million

Based on the After tax Free Cash Flow in Table 19.4 for the remaining Life of Mine the Net Present Value at 0%, 5% and 10% discount rates are $229, $209 and $191 million dollars respectively which is sufficient to payback these capital leases prior to maturity should the Company so choose. This NPV is also sufficient to justify the Capital Expenditure described in 19.7 and achieve payback in one month.

19.10

Mine Life

Proven and probable mineral reserves are projected to sustain the mining operation into 2010.

There is additional mineralized material around the margin of the East Pit that may be converted into a reserve in the near future if commodity prices maintain current high levels or continue to climb.

20.

Interpretation and Conclusions

The Kemess South Mine and concentrator have operated since 1998.

The geological interpretation used for the determination of the mineral resource and reserve estimates for the Kemess South Mine were based on extensive drilling and well understood geology. The assay data was verified and tested through actual production. The resource modelling process was carried out using industry best practices. The mineral resource models and mineral resource estimates were have been tested with a reconciliation of actual production from 2007.

The concentrator has improved performance over time. Metal recoveries have been steady for gold and slightly improved over time for copper. Throughput has improved considerably over time.

The pit slopes were determined based on geotechnical drilling and assessments by Knight Piesold of Vancouver. Mining factors were included in the mineral reserve estimate. The economic analysis and cash flow forecast is positive, demonstrating that the mineral reserves are economic.

The author is not aware of any issues that have not been otherwise disclosed in this report that would materially affect the current estimate of the mineral reserves for the Kemess South pit.

Based on the economics used and the actual mining experience at Kemess South Mine the reserve estimate is valid. The assumptions used for the resource at Kemess South Mine are based on the same principles as the reserve except for commodity prices.

21.

Recommendations

It is recommended that the diamond drill model continue to be monitored on a monthly basis and that the gold factor is checked against the blasthole and mill data to verify the previous year's factors.

22.

Date

This Report is effective as of May 30, 2008. This report was signed on June 5, 2008.

"G. Skrecky"	June 5, 2008
G Skrecky	Date

"Craig Tomlinson"	June 5, 2008
Craig Tomlinson	Date

23.

References

"Technical Report Kemess South Mine Review", December 2001, MRDI, Maryse Bélanger; BSc, Filed on www.sedar.com.

"Third Addendum to the Technical Report , Kemess South Mine Review, Gold Reconciliation Study", March 2002, MRDI, Maryse Bélanger; BSc, Filed on www.sedar.com .

"Geotechnical Investigations and Evaluation for Open Pit Development" (Ref. No. 11816/39-1), Dean R. Brox, P.Eng. and Ken J. Brouwer, P.Eng.

"Report to Kemess South Mine, Pit Slope Stability and Design," C.O. Brawner, P.Eng.

"Hydrogeological Investigations and Evaluation for Open Pit design" (Ref. No. 11816/34-2), Ken J. Brouwer, P.Eng.

"Report on 2003 Open Pit Hydrogeological and Geotechnical Investigations" (Ref. No. VA101-4/6-1), Ken J. Brouwer, P.Eng.

"Geology of the the Southern Toodooggone River and Northern McConnell Creek Areas, North-Central British Columbia; BCEM, Map 2001-1, 1:50,000 Scale" Diakow, L.J.

"2006 Drilling Program, Sample Preparation and Analytical Quality Assurance Report" , (March 7, 2007) R. Konst (Internal report)

"43-101 Kemess South Technical Report", (April 28, 2005), Brian O'Connor, Filed on www.sedar.com.

"Northgate Minerals Corporation, Kemess South Mine Resource Model, Au-Cu Porphyry Project", August, 2006, J. Smith P.Geo, E. Henry (Internal report)

"Technical Report, Additional East Pit Reserves, Kemess South Mine" (May 31, 2007), Gordon Skrecky, Filed on www.sedar.com

"In situ Rock Stress Determination Project at Kemess South Mine South Pit" (March 15, 2004) P.M. Thompson, P.Eng.

24.

Certificates of Qualified Persons

Gordon Skrecky
Northgate Minerals Corporation
815 Hornby Street
Suite 406
Vancouver, British Columbia
Telephone: (604) 681-4004
Fax: (604) 681-4003

CERTIFICATE of AUTHOR

I, Gordon Skrecky, P.Eng. do hereby certify that:

I am Chief Geologist of:

Kemess South Mine
PO Box 3519
Smithers, British Columbia, Canada
V0J 2N0

  I graduated with a Masters Degree in Geology from the Laurentian University in 1981.

  I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, License # 30472.

  I have worked as a geologist for a total of twenty six years since my graduation from university.

  I have worked as a geologist for a total of twenty six years since my graduation from university. During this time I have held positions of increasing responsibility. Since being at Kemess I have filled in as acting mine manager on several occasions during which time I was responsible for all operations on the mine property. I have also been extensively involved in mine mill reconciliations and metallurgical reconciliations on a routine basis.

  I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

  I am responsible for the preparation of the technical report titled Technical Report on the December 31, 2007 Reserves for Kemess South Mine and dated May 9, 2008 (amended May 30, 2008) (the "Technical Report"), other than the geotechnical information underlying section "17.11 Reserve Pit Design Parameters" and "17.12 Pit Optimization" of the technical report. I have worked continuously at the Kemess South Mine since June 2006.

  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

  I am not independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101. Northgate Minerals Corporation is a producing issuer.

  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 5th day of June, 2008.

Signed by: Gordon Skrecky
Signature of Qualified Person

Gordon Skrecky
Name of Qualified Person

49

Craig Tomlinson
Northgate Minerals Corporation
815 Hornby Street
Suite 406
Vancouver, British Columbia
Telephone: (604) 681-4004
Fax: (604) 681-4003

CERTIFICATE of AUTHOR

I, Craig Tomlinson, P.Eng. do hereby certify that:

  I am Mine Superintendent of:

Kemess Mine
PO Box 3519
Smithers, British Columbia, Canada
V0J 2N0

  I graduated with a Batchelor of Applied Science in Mining from the University of British Columbia in 1996.

  I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, License # 29821.

  I have worked as a Mine Engineer for a total of twelve years since my graduation from university.

  I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

  I am responsible for the geotechnical information underlying sections "17.11 Reserve Pit Design Parameters" and "17.12 Pit Optimization" of the technical report titled Technical Report and dated May 9, 2008 (amended May 30, 2008) (the "Technical Report") relating to the Kemess South property. I have worked continuously at the Kemess South property since August 2001.

  I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

  I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101. Northgate Minerals Corporation is a producing issuer.

  I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 5th day of June, 2008.

Signed by: Craig Tomlinson
Signature of Qualified Person

Craig Tomlinson, P.Eng.
Print name of Qualified Person